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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                                  Amendment #1

                  Under the Securities and Exchange Act of 1934

                                ProShares Trust
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                                (Name of Issuer)

                        ProShares Ultra Consumer Services
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                         (Title of Class of Securities)

                                    74347R750
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                                 (CUSIP Number)

                                  July 31, 2010
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 74347R750

1)       Name of Reporting Person               Ameriprise Financial, Inc.

         S.S. or I.R.S. Identification          IRS No. 13-3180631
         No. of Above Person

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2)       Check the Appropriate Box              (a) [ ]
         if a Member of a Group                 (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)       SEC Use Only

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4)       Citizenship or Place of Organization   Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       Sole Voting Power                      -0-
6)       Shared Voting Power                    -0-
7)       Sole Dispositive Power                 -0-
8)       Shared Dispositive Power               136,103

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9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person         136,103

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10)      Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares        Not Applicable

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11)      Percent of Class Represented by
         Amount In Row (9)                      25.92%

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12)      Type of Reporting Person               CO

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CUSIP NO. 74347R750


1)       Name of Reporting Person               Securities America Financial
                                                Corporation.

         S.S. or I.R.S. Identification          IRS No. 47-0691275
         No. of Above Person

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2)       Check the Appropriate Box              (a) [ ]
         if a Member of a Group                 (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)       SEC Use Only

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4)       Citizenship or Place of Organization   Nebraska

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       Sole Voting Power                      -0-
6)       Shared Voting Power                    -0-
7)       Sole Dispositive Power                 -0-
8)       Shared Dispositive Power               136,103

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9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person         136,103

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10)      Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares        Not Applicable

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11)      Percent of Class Represented by
         Amount In Row (9)                      25.92%

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12)      Type of Reporting Person               CO

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

CUSIP NO.  74347R750

1)     Name of Reporting Person                Securities America Advisers, Inc.

       S.S. or I.R.S. Identification           IRS No. 47-0648506
       No. of Above Person

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2)     Check the Appropriate Box               (a) [ ]
       if a Member of a Group                  (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)     SEC Use Only

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4)     Citizenship or Place of Organization  Nebraska

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)     Sole Voting Power                       -0-
6)     Shared Voting Power                     -0-
7)     Sole Dispositive Power                  -0-
8)     Shared Dispositive Power                136,103

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9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person          136,103

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10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares         Not Applicable

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11)    Percent of Class Represented by
       Amount In Row (9)                       25.92%

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12)    Type of Reporting Person                IA

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

1(a) Name of Issuer:                           ProShares Trust

1(b) Address of Issuer's Principal             7501 Wisconsin Ave., Suite 1000
     Executive Offices:                        Bethesda, Maryland 20814

2(a) Name of Person Filing:                    (a) Ameriprise Financial, Inc. ("AFI")
                                               (b) Securities America Financial Corporation ("SAFC")
                                               (c) Securities America Advisers, Inc. ("SAA")

2(b) Address of Principal Business Office:
                                               c/o Ameriprise Financial, Inc.
                                               145 Ameriprise Financial Center
                                               Minneapolis, MN  55474

2(c) Citizenship:                              (a) Delaware
                                               (b) Nebraska
                                               (c) Nebraska

2(d) Title of Class of Securities:             ProShares Ultra Consumer Services

2(e) Cusip Number:                             74347R750

3     Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

            (a)   Ameriprise Financial, Inc.

      A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

            (b)   Securities America Financial Corporation.

      A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

            (c)   Securities America Advisers, Inc.

      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

      AFI, as the parent company of SAFC, and indirect parent of SAA, may be deemed to beneficially own the shares reported herein by SAFC and SAA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by SAFC and SAA.

      SAFC, as the parent company of SAA, may be deemed to beneficially own the shares reported herein by SAA. Accordingly, the shares reported herein by SAFC include those shares separately reported herein by SAA.

      Each of the reporting persons herein disclaims beneficial ownership of any shares reported on this Schedule.

5     Ownership of 5% or Less of a Class:

      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6     Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            See Exhibit I

8     Identification and Classification of Members of the Group:

            Not Applicable

9     Notice of Dissolution of Group:

            Not Applicable

10    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2010

                            Ameriprise Financial, Inc.

                            By /s/ Wade M. Voigt
                               -----------------------------------------
                               Name: Wade M. Voigt
                               Title: Director - Fund Administration

                            Securities America Financial Corporation

                            By: /s/ Wade M. Voigt
                                ----------------------------------------
                                Name: Wade M. Voigt
                                Title: Attorney-in-fact

                            Securities America Advisers, Inc.

                            By: /s/ Wade M. Voigt
                                ----------------------------------------
                                Name: Wade M. Voigt
                                Title: Attorney-in-fact

                            Contact Information
                                Wade M. Voigt
                                Director - Fund Administration
                                ----------------------------------------
                                Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II  Joint Filing Agreement and Power of Attorney

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries are as follows:

Parent Holding Company - Securities America Financial Corporation, a Nebraska corporation

Investment Adviser - Securities America Advisors, Inc., a Nebraska corporation, is investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement
                                       And
                                Power of Attorney

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 10, 2010 in connection with their beneficial ownership of ProShares Ultra Consumer Services. Each of the undersigned authorizes and appoints each of Wade M. Voigt, Paul B. Goucher, Scott R.
Plummer, Eric T. Brandt, Amy Johnson, attorney-in-fact and agent, with full power of substitution and resubstitution, for in name and stead, to sign and file with the US Securities and Exchange Commission (the "SEC") the Schedule 13G to which this Exhibit is attached or further amendments thereto, and any and all applications or other documents to be filed with the SEC pertaining thereto, including, but not limited to, such applications as may be necessary to file electronically with the SEC, with full power and authority to do and perform all acts and things requisite and necessary to be done in connection therewith.

Ameriprise Financial, Inc.

By: /s/ Wade M. Voigt
    --------------------------------------------------
    Wade M. Voigt
    Director - Fund Administration

Securities America Financial Corporation

By: /s/ Terrance DeWald
    --------------------------------------------------
Name: Terrance DeWald
Title: Senior Vice President and General Counsel

Securities America Advisers, Inc.

By: /s/ Terrance DeWald
    --------------------------------------------------
Name: Terrance DeWald
Title: Senior Vice President and General Counsel